Exhibit 99.1

May 26, 2021

Celestica to Hold a Virtual Meeting about its Capital Equipment Business with Analysts and Investors

Celestica Inc. (NYSE: CLS)(TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world's most innovative companies, today announced it will hold an analyst and investor meeting on June 3 at 4:00pm ET. During the meeting, Celestica’s management will provide an overview of Celestica’s Capital Equipment business.

In addition, Celestica today also reaffirmed its guidance for the second quarter of 2021 (Q2 2021)*.

To participate in the conference call in listen-only mode, please dial (647) 788-4919 or 1 (877) 291-4570. To ensure your participation, please call in approximately ten minutes prior to the scheduled start of the call. Analysts will have the opportunity for a Q&A with speakers following the formal remarks.

A webcast is also available at:
https://onlinexperiences.com/Launch/QReg/ShowUUID=39CC8A02-7F3B-4BAA-A460-EEF1371244AA

A recorded webcast will be available approximately two hours after completion of the call for 12 months. To access the recorded webcast visit www.celestica.com.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, Capital Equipment, and Energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For more information, visit www.celestica.com.

* Issued April 28, 2021

Cautionary Note Regarding Forward-Looking Statements

Our Q2 2021 guidance, and statements with respect thereto herein, constitute forward-looking statements within the meanings of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Such forward-looking statements are based on management's current expectations, forecasts and assumptions, which are subject to risks, uncertainties and other factors that could cause actual outcomes and results to differ materially from conclusions, forecasts or projections expressed in such statements. For identification and discussion of such factors and assumptions as well as further information concerning forward-looking statements, please refer to the Cautionary Note Regarding Forward-Looking Statements included in our Q1 2021 earnings press release (issued on April 28, 2021), and our most recent annual report on Form 20-F and other public filings, which can be accessed at www.sedar.com and www.sec.gov. We assume no obligation to update any forward-looking statement, except as required by law.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com